September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark
Melissa Gilmore

Re:	Volta Inc.

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished May 13, 2022

File No. 001-39508

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 15, 2022 to Mr. Francois P. Chadwick of Volta Inc. (the “Company,” “we,” or “our”) with respect to the above-referenced Form 10-K and Form 8-K. For your convenience, we have set forth below the Staff’s comments in italicized text.

Form 10-K for the Year Ended December 31, 2021

Exhibits 31.1 and 31.2, page 1

1.	Please revise to amend your certifications to include paragraph 4b as required by Item 601 of Regulation S-K. Refer also to the Division of Corporation Finance’s C&DIs for Regulation S-K, Question 215.02.

Response: We are amending our Form 10-K for the year ended December 31, 2021 and our Form 10-Q for the quarter ended March 31, 2022 to revise the Section 302 certifications submitted therewith (Exhibits 31.1 and 31.2) to include paragraph 4b of Item 601 of Regulation S-K. We are filing those amendments contemporaneously with this response letter and, pursuant to the guidance provided in C&DI 246.13, the amendments will contain only a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications.

Form 8-K furnished May 13, 2022

Exhibit 99.1, page 2

2.	We note your outlook information for full year 2022 and the second quarter of 2022 which includes revenue outlooks. Tell us your consideration for disclosing a measure of income for each respective period.

Response:

We believe providing forward-looking information is helpful to investors because it provides supplemental information that, when combined with the information included in our financial statements, promotes a more meaningful understanding of the quality and sustainability of our performance, as well as additional insight to the Company’s future growth plans. In formulating the type and format of our forward-looking information, we considered various factors given our particular circumstances, which we have outlined below.

We first disclosed certain outlook information in our earnings release for the quarter ended March 31, 2022 (Exhibit 99.1 to our Form 8-K, furnished on May 13, 2022), which included a targeted range of total full year revenue, a targeted range of number of total incremental stalls connected and a targeted range of total incremental connected sites, as well as targeted range of total revenue for the second quarter of 2022. Similarly, in our earnings release for the quarter ended June 30, 2022 (Exhibit 99.2 to our Form 8-K, furnished on August 11, 2022), we also disclosed certain outlook information, which included a targeted range of total full year revenue, a targeted range of number of total incremental stalls connected and a targeted range of total incremental connected sites as well as targeted range of total revenue for the third quarter of 2022.

In disclosing full year 2022 targeted ranges for annual total revenue, connected stalls and sites, as well as in each case a target range for revenue for the next quarter, our intent was to give investors an indication of our future growth plans and, more importantly, the expected pace of that growth. Given our relatively small size in relation to the potential opportunity for growth across the entire electric vehicle charging sector, we believe disclosing target ranges for connected stalls, sites and total revenue is helpful to investors because this information provides context around the pace of our growth relative to trends impacting the entire sector in which the Company operates.

In determining the appropriate format for the full year 2022 targets, we considered the guidance under Item 10(b)(2) of Regulation S-K, including whether our choice of items projected was susceptible of misleading inferences, particularly the presentation of a revenue target without an income measure such as net income and earnings per share. We respectfully advise the Staff that we that did not include an income measure for two reasons: first, net income and earnings per share are much more difficult for us to project and, second, we have provided extensive qualitative disclosure regarding our expectation of incurring significant losses for the foreseeable future.

Our most significant expense line item, selling, general and administrative (“SG&A”) expense, has varied significantly from quarter to quarter and is inherently difficult to forecast in view of our stage of development. For example, our SG&A expense decreased from the first quarter of 2021 to the second quarter of 2021, then increased significantly in both the third quarter of 2021 and again in the fourth quarter of 2021 and then decreased in both the first quarter of 2022 and again in the second quarter of 2022.  Factors causing our SG&A expense to vary significantly include (i) employee headcount, which initially increased significantly after the Company completed its business combination in 2021 but has since decreased, (ii) management turnover, which among other things has resulted in severance payments and the reversal of previously recorded stock-based compensation expenses due to forfeitures, and (iii) expenses for professional fees and other outside services, which we have utilized in connection with becoming a newly public company and for temporary support to fill employee departures.  We are uncertain as to what extent these or other factors may impact our SG&A expense through the end of the year and, due this uncertainty, we did not believe that we could reliably develop a net income target for the full year 2022 (or any quarterly period thereof) with a level of confidence and certainty that would be meaningful to investors.

In addition, although we did not provide quantitative income targets, we have provided qualitative disclosures of our expectation that, based on our history of incurring losses and negative cash flows, that we will continue to incur losses for the foreseeable future, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations ‒ Liquidity and Capital Resources” and “Risk Factors” in our Form 10-Q for the first quarter of 2022 and in “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations ‒ Financial Condition, Liquidity, and Capital Resources” and “Risk Factors” in our Form 10-Q for the second quarter of 2022. We believe these qualitative disclosures have made investors aware that, in the near term, growth in our business and the achievement of our revenue and installation targets will not result in our generating positive net income.

Finally, we have considered the guidance under Item 10(b)(3) of Regulation S-K, and we will revise the format of the outlook we provide in future earnings releases to include disclosure of the assumptions that are, in management’s opinion, most significant to the projections.

Exhibit 99.2, page 22

3.	We note your non-GAAP revenue including the adjustment that relates to “fair value allocations” in multiple element revenue arrangements. Please further describe the nature of this adjustment and tell us how you determined that this adjustment does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

Since the preparation and disclosure of its investor presentation for the first quarter of 2022 (Exhibit 99.2 to our Form 8-K, furnished on May 13, 2022), the Company has experienced significant management turnover. The Company respectfully advises the Staff that, going forward, current management does not intend to disclose Non-GAAP financial measures that include adjustments relating to “fair value allocations,” as demonstrated in the Company’s investor presentation for the second quarter of 2022 (Exhibit 99.1 to our Form 8-K, furnished on August 11, 2022), which did not include any such Non-GAAP financial measures.

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Please direct any comments or questions regarding this filing to me at 415-271-3713.

Very truly yours,

/s/ Michelle Kley
Michelle Kley
Executive Vice President, Chief Legal Officer and Secretary
Volta Inc.

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP

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